PROSPECTUS SUPPLEMENT	Filed pursuant to rule 424(b)(5)
(TO PROSPECTUS DATED MAY 7, 2012)	(Registration no. 333-168568)

$35,000,000

EXCEL MARITIME CARRIERS LTD.

CLASS A COMMON STOCK

This prospectus supplement and the accompanying prospectus relate to the offer and sale from time to time of our Class A common stock, par value $0.01 per share, having an aggregate offering price of up to $35,000,000. Our Class A common stock to which this prospectus supplement relates will be offered over a period of time and from time to time through Deutsche Bank Securities Inc., or Deutsche Bank Securities, and Knight Capital Americas, L.P., or Knight, as our agents, to which we will refer collectively, as the Agents, for sale in accordance with the terms of the sales agreements we have entered into with such Agents.

Sales of shares of our Class A common stock, if any, may be made in negotiated transactions or transactions that are deemed to be "at-the-market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on the New York Stock Exchange, or NYSE or sales made to or through a market maker other than on an exchange.

Our Class A common stock is listed on the NYSE under the symbol "EXM." The last reported sale price of our Class A common stock on the NYSE on May 3, 2012 was $1.62 per share.

Investing in our Class A common stock involves a high degree of risk. See the risk factors on page S-8 of this prospectus supplement and under the heading "Risk Factors" in our annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 30, 2012, and the risk factors on page 3 of the accompanying prospectus dated May 7, 2012, to read about the risks you should consider before purchasing our Class A common stock.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will pay each of the Agents a commission in each case of 2.5% of the gross proceeds of shares of Class A common stock sold by such Agent, as our sales agent, pursuant to this prospectus supplement. Subject to the terms and conditions of the sales agreements, the Agents will use commercially reasonable efforts to sell the Class A common stock on our behalf. Our Class A common stock to which this prospectus supplement relates will be sold through only one of the Agents on any given day. The net proceeds we receive from the sale of our Class A common stock to which this prospectus supplement relates will be the gross proceeds received from such sales less the commissions or discounts and any other expenses we may incur in issuing the Class A common stock. See "Use of Proceeds" and "Plan of Distribution" for further information

DEUTSCHE BANK SECURITIES                                                                                                           KNIGHT

The date of this prospectus supplement is May 7, 2012.

PROSPECTUS SUPPLEMENT

Table Of Contents

ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS	S-1
PROSPECTUS SUPPLEMENT SUMMARY	S-3
RISK FACTORS	S-8
USE OF PROCEEDS	S-8
CAPITALIZATION	S-9
TAX CONSIDERATIONS	S-11
PLAN OF DISTRIBUTION	S-11
EXPENSES	S-13
LEGAL MATTERS	S-13
EXPERTS	S-13
WHERE YOU CAN FIND MORE INFORMATION	S-14
INCORPORATION OF DOCUMENTS BY REFERENCE	S-14

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and the securities offered hereby, and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the prospectus. The second part, the prospectus dated May 7, 2012, gives more general information and disclosure. When we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the Class A common stock being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading, "Where You Can Find Additional Information" in the accompanying prospectus before investing in our Class A common stock.

We are not making an offer of our Class A common stock covered by this prospectus supplement in any jurisdiction where the offer is not permitted.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than those of historical facts.

Please note that in this document, "we," "us," "our," "the Company" and "Excel" all refer to Excel Maritime Carriers Ltd. and its wholly-owned and majority-owned consolidated subsidiaries.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views and assumptions with respect to future events and financial performance, and are subject to risks and uncertainties. The words "will," "may," "should," "expect," "intend," "plan," "believe," "anticipate," "estimate," "forecast," "project," "potential" and variations of such words and similar expressions, which are predictions of, or indicate future events and future trends which do not relate to historical matters,  identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Actual results may differ materially from those expressed or implied by such forward-looking statements (and from past results, performance and achievements). Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Shareholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in demand for drybulk vessels, fluctuations in charter hire rates and vessel values, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the SEC.

These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, either to reflect new information, changes in events, conditions or circumstances on which such statements are based, or otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

This section summarizes some of the information that is contained later in this prospectus supplement, the accompanying prospectus or in other documents incorporated by reference into this prospectus supplement. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information that appears later in this prospectus supplement or that is contained in the documents that we incorporate by reference into this prospectus supplement.

Unless the context otherwise requires, as used in this prospectus supplement, the terms "Company," "we," "us," and "our" refer to Excel Maritime Carriers Ltd. and its wholly-owned and majority-owned consolidated subsidiaries.

We use the term deadweight, or "dwt," in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a provider of worldwide sea borne transportation services for drybulk cargo including, among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks." Our fleet is managed by one of our wholly-owned subsidiaries, Maryville Maritime Inc., or Maryville.

Currently, we own a fleet of 40 vessels (including one vessel owned through a joint venture in which we hold a 71.4% interest) and, together with seven vessels under bareboat charters, operate a fleet of 47 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and three Handymax vessels) with a total carrying capacity of approximately 4.1 million dwt.

We deploy our vessels on a mix of period time charters and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. As of April 30, 2012, 30 of the vessels in our fleet were employed under period time charters. Spot charters comprise of voyage charters, which are charters for one specific voyage, and short-term time charters, which are charters with a term of less than four months on average. Period time charters are time charters with a term of at least four months on average.

Our Fleet

The following is a list of the operating vessels in our fleet as of April 30, 2012, all of which are drybulk carriers:

Capesize Vessels (7)	DWT	Year Built	Charter Type	Time Charter Rate	Average Time Charter Maturity
Mairaki(1)	181,000	2011	Period	$28,000	Apr 2016
Christine(1)(2)	180,000	2010	Period	$25,000	Jan 2016
Sandra(1)	180,274	2008	Period	$26,500	Nov 2015
Iron Miner	177,931	2007	Period	$17,000	Mar 2013
Kirmar	164,218	2001	Period	$49,000 (Net)	May 2013
Iron Beauty	164,218	2001	Period	$12,250	Dec 2012
Lowlands Beilun(1)	170,162	1999	Period	$28,000	Nov 2015
Kamsarmax Vessels (14)
Iron Manolis	82,269	2007	Period	$14,000	Dec 2012
Iron Brooke	82,594	2007	Period	$11,250	Mar 2013
Iron Lindrew(4)	82,598	2007	Period	$12,000	Jan 2014
Pascha	82,574	2006	Period	$14,000	Dec 2012
Coal Gypsy	82,221	2006	Period	$11,250	Apr 2013
Iron Anne	82,220	2006	Period	$14,000	Dec 2012
Iron Vassilis	82,257	2006	Period	$14,000	Aug 2012
Iron Bill	82,187	2006	Period	$11,500	Apr 2013
Ore Hansa	82,209	2006	Period	$11,250	Apr 2013
Iron Kalypso	82,224	2006	Period	$11,500	Jan 2013
Iron Fuzeyya(6)	82,209	2006	Period	$12,750	Nov 2013
Santa Barbara(3)	82,266	2006	Period	$15,000	Jun 2013
Coal Hunter(4)	82,298	2006	Period	$15,000	Jun 2013
Iron Bradyn	82,769	2005	Period	$12,000	Nov 2012
Panamax Vessels (21)
Grain Harvester	76,417	2004	Period	$11,250	Mar 2013
Grain Express	76,466	2004	Spot
Iron Knight	76,429	2004	Period	$12,250	Jan 2013
Coal Pride	72,493	1999	Spot
Isminaki(4)	74,577	1998	Period	$11,000	Nov 2012
Angela Star(4)	73,798	1998	Period	$11,000	Nov 2012
Elinakos	73,751	1997	Spot
Happy Day	71,694	1997	Period	$13,000	Aug 2012
Iron Man(5)	72,861	1997	Spot
Coal Age(5)	72,824	1997	Spot
Fearless I(5)	73,427	1997	Spot
Barbara(5)	73,307	1997	Spot
Linda Leah(4)(5)	73,317	1997	Period	$11,000	Oct 2012
King Coal(5)	72,873	1997	Period	$11,500	Jul 2012
Coal Glory(5)	73,670	1995	Spot
Powerful	70,083	1994	Period	$10,500	Jun 2012
First Endeavour	69,111	1994	Spot
Rodon	73,656	1993	Spot
Birthday	71,504	1993	Spot
Renuar	70,155	1993	Spot
Fortezza	69,634	1993	Spot
Supramax Vessels (2)
July M	55,567	2005	Period	$10,500	Aug 2012
Mairouli	53,206	2005	Spot
Handymax Vessels (3)
Emerald	45,588	1998	Spot
Princess I	38,858	1994	Spot
Attractive	41,524	1985	Spot
__________________________	____________
Total Dwt	4,137,488

(1)
The charter includes a 50% profit-sharing arrangement over the indicated base daily time charter rate which is calculated on the basis of the monthly AV4 BCI time charter rate, which is the Baltic Capesize Index Average of four specific time charter routes, as published on a daily basis by the Baltic Exchange in London.

(2)	We hold a 71.4% ownership interest in the joint venture that owns the vessel.

(3)
The daily charter rate during the first year of the charter is $15,000. Thereafter, the charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) of $14,000 and a 50% profit-sharing arrangement over the amount specified in each charter.

(4)
The daily charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) ranging from $11,000 to $12,000 and a 50% profit-sharing arrangement over the amount specified in each charter.

(5)	Indicates a vessel sold to its current owner in July 2007 and subsequently leased back to us under a bareboat charter expiring in July 2015.

(6)
The daily charter rate during the first year of the charter is $12,750. Thereafter, the charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) of $11,750 and a 50% profit-sharing arrangement over the amount specified in the charter.

Business Strategy

We intend to increase our operating cash flow and strengthen our core business through the following principal strategies:

•           Maximize Fleet Utilization. In the fiscal years 2009, 2010 and 2011, we have maintained vessel utilization rates (defined as number of available days divided by fleet calendar days) of 98.0%, 96.2% and 98.0%, respectively. We look to maximize our vessel utilization.

•           Fleet Expansion and Reduction in Average Age. We intend to continue to grow our fleet and, over time, reduce its average age. Most significantly, our acquisition of Quintana in 2008 allowed us to add 29 modern, well-maintained operating drybulk carriers to our fleet, which, together with three newly built vessels that were delivered to us since Quintana's acquisition, have, on average, an age of approximately 8.5 years and a deadweight weighted average age of approximately 7.9 years. Our vessel acquisition candidates generally are chosen based on economic return and strict vessel specifications. We also expect to explore opportunities to sell some of our older vessels at attractive prices over time in order to maintain a modern fleet.

•           Balanced Fleet Deployment Strategy. Our fleet deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. We intend to achieve this through a balanced portfolio of spot and period time charters. As of April 30, 2012, 30 of our vessels are employed under period charters while 17 operate in the spot market. Upon completion of their current charters, our vessels may or may not be employed on spot or short-term time charters, depending on the market conditions at the time.

•           Capitalizing on our Established Reputation. We believe that we have established a reputation in the international shipping community for maintaining high standards of performance, reliability and safety. In addition, our wholly-owned management subsidiary, Maryville, carries the distinction of being one of the first Greek-based ship management companies to have been certified ISO 14001 compliant by Bureau Veritas. None of our vessels has been involved in a major accident since Maryville became the manager of our vessels in 1998.

Competitive Strengths

We believe that we possess a number of competitive strengths in our industry:

•           Significant Fleet of Modern and Diverse Vessels. As of April 30, 2012, our fleet consists of 47 vessels (including 7 chartered-in vessels) representing a total capacity of approximately 4.1 million dwt, making us one of the largest independent drybulk operators in the world. Our fleet has an average age of approximately 10.9 years and a deadweight weighted average age of approximately 9.8 years. We believe that our fleet provides us with certain operational advantages, such as higher productivity and fleet utilization and lower insurance premia and operating costs. Our large, modern sister vessel fleet also provides us with a competitive advantage in the charter market, where vessel age and quality are of significant importance in competing for charters.

The diversity of our fleet allows us to provide transportation services across all of the major drybulk trades, including iron ore, coal, grains and minor bulk trades, and to take advantage of different demand dynamics within the drybulk sector and service a wider range of potential customers.

•           Strong Customer Relationships. We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for quality vessel operations. Through our wholly-owned management subsidiary, Maryville, we have many long-established customer relationships, and our management believes it is well regarded within the international shipping community. During the past 21 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major drybulk operators. In 2010, we derived approximately 30% of our gross revenues from a single charterer, Bunge Geneva S.A. In 2011, we derived approximately 14% and 11% of our gross revenues from Global Maritime Investments Ltd and EDF Trading Limited, respectively.

•           Cost Efficient Operations. We have historically operated our fleet at competitive costs by carefully selecting secondhand vessels, competitively commissioning and actively supervising cost efficient shipyards to perform repair, reconditioning and systems upgrading work, together with a proactive preventive maintenance program both ashore and at sea, and employing professional, well trained masters, officers and crews. We believe that this combination has allowed us to minimize off-hire periods, effectively manage insurance costs and control overall operating expenses.

•           Experienced Management Team. Our management team has significant experience in operating drybulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, and effective operations and safety monitoring.

Recent Developments

Deferral Notice: Following the amendment of our $1.4 billion credit facility, we exercised our option to defer the full loan installment of $24.3 million, originally due on April 2, 2012, to the balloon payment of the facility in April 2016.

Loan payments: Subsequent to March 31, 2012, we paid total regular loan installments amounting to $1.6 million.

Corporate Information

The address of our registered office in Bermuda is 14 Par-La-Ville Road, Hamilton HM JX, Bermuda. We also maintain executive offices at 17th km National Road Athens-Lamia & Finikos Street, 145 64, Nea Kifisia, Greece. Our telephone number at that address dialing from the U.S. is (011) 30 210 818 7000. Our website is www.excelmaritime.com.  The information contained in, or connected to, our website is not part of this prospectus.

The Offering

Issuer	Excel Maritime Carriers Ltd.
Shares Offered	Class A common stock with an aggregate offering price of up to $35,000,000.
Class A Common Stock to be Outstanding After this Offering(1)	110,504,591

Class B Common Stock to be Outstanding After this Offering(2)	230,746

Manner of Offering
Negotiated transactions or transactions deemed to be "at-the-market offerings" (including sales made directly on NYSE, on any other existing trading market for our Class A common stock or to or through a market maker) that may be made from time to time through Deutsche Bank Securities and Knight as sales agents using commercially reasonable efforts.  See "Plan of Distribution."

Use of Proceeds
We will use the net proceeds from the sale of our Class A common stock offered by this prospectus supplement for general corporate purposes and, if needed, to enhance our liquidity and to assist us in complying with our loan covenants.

NYSE Listing	Our Class A common stock is listed on the NYSE under the symbol "EXM."
Risk Factors
See "Risk Factors" on page S-8 of this prospectus supplement and under the heading "Risk Factors" in our annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on March 30, 2012, the risk factors beginning on page 3 of the accompanying prospectus dated May 7, 2012, and the corresponding sections in any subsequent report we file with the SEC.

(1) This number does not include (i) 1,690,522 shares issuable upon conversion of our outstanding convertible notes and (ii) 2,700,000 shares of our Class A common stock issuable upon exercise of our outstanding warrants at a price of $0.01 per share, which warrants are provided under the back stop agreement that we entered into in connection with the recent amendment to our $1.4 billion Senior Secured Credit Facility dated as of April 14, 2008, as amended, or Nordea facility.  The back stop agreement is described in detail in our annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on March 30, 2012 under "Operating and Financial Review and Prospects-Operating Results-Recent Developments-Back Stop Agreement." In addition, this number does include 21,604,938 shares to be offered hereunder, based on an assumed offering price of $1.62 per share, the closing price of our Class A common stock on May 3, 2012.

(2) The holders of shares of our Class B common stock are entitled to 1,000 votes per share.

RISK FACTORS

Any investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks set forth below and in any document incorporated by reference, including, but not limited to, under the heading "Risk Factors" in our annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on March 30, 2012 and the corresponding sections in any subsequent report we file with the SEC, before investing in the Class A common stock offered hereby.  The occurrence of one or more of these risk factors could adversely affect our results of operations or financial condition.

Investors may experience significant dilution as a result of this offering and future offerings.

Based on an assumed offering price of $1.62 per share, which was the last reported closing price of our Class A common stock on the NYSE on May 3, 2012, this offering of $35.0 million of our Class A common stock would result in an offer and sale of 21,604,938 shares of our Class A common stock, following which we would have 110,504,591 shares of Class A common stock outstanding, and which as of the date of this prospectus represents an increase of 24.3% in our issued and outstanding Class A common stock. Because the sales of the shares offered hereby will be made directly into the market or in negotiated transactions, the prices at which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may offer additional Class A common stock in the future, which may result in additional significant dilution.

USE OF PROCEEDS

 We will use the net proceeds from the sale of our Class A common stock offered by this prospectus supplement for general corporate purposes and, if needed, to enhance our liquidity and to assist us in complying with our loan covenants.

CAPITALIZATION

The following table sets forth our consolidated capitalization at March 31, 2012:

•	on an actual basis;

•	on an adjusted basis to give effect to the payment on April 6, 2012 and April 27, 2012 of scheduled loan principal installments totaling $1.6 million;

•
on a further adjusted basis to give effect to the issuance and sale of $35,000,000 of our Class A common stock pursuant to this prospectus supplement, or 21,604,938 shares of our Class A common stock at an assumed offering price of $1.62 per share, which was the last reported closing price of our common stock on May 3, 2012 resulting in net proceeds of $33.5 million after deducting estimated issuance costs of $1.5 million, including sales agents' commissions of 2.5% and expected expenses of $0.6 million.

There have been no significant changes to our capitalization since March 31, 2012, as so adjusted.

As of March 31, 2012
Actual	As adjusted	As further adjusted
(in thousands of U.S .dollars)
Total Cash (1)	94,353	92,765	126,290

DEBT:
Current portion of long-term debt (secured and guaranteed)	31,996	30,408	30,408

Total long-term debt, net of current portion (secured and guaranteed)	872,727	872,727	872,727
1.875% convertible senior notes due 2027 (unsecured)	126,199	126,199	126,199
Total debt (2)	1,030,922	1,029,334	1,029,334

STOCKHOLDERS' EQUITY:
Preferred Stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-	-
Common Stock, $0.01 par value; 994,000,000 Class A shares and 1,000,000 Class B shares authorized; 88,899,653 Class A shares and 230,746 Class B shares, issued and outstanding (actual); 88,899,653 Class A shares and 230,746 Class B shares, issued and outstanding (as adjusted); and 110,504,591 Class A shares and 230,746 Class B shares, issued and outstanding (as further adjusted) (including Class A shares held in treasury in all cases) (3)	891	891	1,107
Additional paid-in capital	1,076,988	1,076,988	1,110,297
Accumulated Other Comprehensive Loss	(3,447)	(3,447)	(3,447)
Retained Earnings	443,494	443,494	443,494
Treasury stock (78,650 Class A shares and 588 Class B shares)	(189)	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders' equity	1,517,737	1,517,737	1,551,262

Non-controlling interests	11,934	11,934	11,934

Total stockholders' equity	1,529,671	1,529,671	1,563,196
Total capitalization	$2,560,593	$2,559,005	2,592,530

(1)	Total cash includes cash and cash equivalents of $30.9 million and restricted cash of $63.4 million required under our borrowing arrangements.

(2)	Total debt does not include the fair value of the derivative liabilities which was $42.7 million at March 31, 2012.

(3)
The as adjusted number of shares of Class A common stock reflect neither (a) the 2,700,000 shares of our Class A common stock issuable upon the exercise of respective warrants at a price of $0.01 per share under the back stop agreement dated March 29, 2012 that we entered into in connection with the recent amendment to our $1.4 billion Senior Secured Credit Facility nor (b) shares issuable under the back stop agreement upon the occurrence of future events as set forth in the back stop agreement.

TAX CONSIDERATIONS

You should carefully read the discussion of the principal U.S. federal income tax and Liberian and other tax considerations associated with our operations and the acquisition, ownership and disposition of our common shares set forth in the section entitled "Additional Information--Taxation" of our annual report on Form 20-F for the year ended December 31, 2011 filed on March 30, 2012.

PLAN OF DISTRIBUTION

On May 7, 2012, we, Deutsche Bank Securities and Knight entered into sales agreements pursuant to which we may offer and sell from time to time through Deutsche Bank Securities and Knight, as our sales agents, shares of our Class A common stock having an aggregate offering price of up to $35,000,000.

From time to time during the term of the sales agreements, in connection with the Agents acting as our agents, we may deliver a transaction notice to either of the Agents proposing a selling period and specifying, with respect to the selling period, terms such as the number (or aggregate offering price) of the shares of Class A common stock to be sold and the minimum price below which sales may not be made. We will submit a notice to only one Agent relating to the sale of shares on any given day. Upon acceptance of such a transaction notice from us, and subject to the terms and conditions of the sales agreements, if acting as our sales agent, each Agent agrees to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares on such terms. We or the Agent then acting as our sales agent may suspend the offering of shares of our Class A common stock at any time upon proper notice to the other, upon which the selling period will immediately terminate.

We will pay each of the Agents a commission in each case of 2.5% of the gross proceeds of shares of our Class A common stock sold by such Agent, as our sales agent, pursuant to this prospectus supplement. Subject to the terms and conditions of the sales agreements, the Agents will use commercially reasonable efforts to sell our Class A common stock on our behalf. Our shares of Class A common stock to which this prospectus supplement relates will be sold through only one of the Agents on any given day. The net proceeds we receive from the sale of our shares of Class A common stock to which this prospectus supplement relates will be the gross proceeds received from such sales less the commissions or discounts and any other expenses we may incur in issuing the Class A common stock.

Settlement for sales of shares of Class A common stock will occur on the third business day following the date on which any sales were made in return for payment of the proceeds to us.  There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

As sales agents, neither of the Agents will engage in any transactions that stabilize shares of our Class A common stock.

Pursuant to the sales agreements, we have agreed to provide indemnification and contribution to the Agents against certain liabilities relating to the selling of shares of our Class A common stock, including liabilities under the Securities Act of 1933, as amended.  The Agents may engage in transactions with, or perform other services for, us in the ordinary course of business.

The shares of Class A common stock offered hereby may be sold on the NYSE or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, if agreed by us and the Agents as sales agents, some or all of the shares of Class A common stock covered by this prospectus supplement may be sold through:

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;
•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or
•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction.

To comply with the securities laws of certain jurisdictions, if applicable, the shares of Class A common stock must be offered or sold only through registered or licensed brokers or dealers.  In addition, in certain jurisdictions, the shares of Class A common stock may not be offered or sold unless the shares were registered or qualified for sale or an exemption is available and complied with.

We estimate that the total expenses of the offering payable by us, excluding commissions payable to the Agents under the sales agreements, will be approximately $0.6 million.

The offering of Class A common stock pursuant to the sales agreements will terminate upon the earlier of (i) the sale of $35,000,000 of our Class A common stock offered by this prospectus supplement and the accompanying prospectus and (ii) the termination of the sales agreements by either the Agents or us.

Subject to certain regulatory approvals and satisfaction of other conditions, Knight anticipates merging into its broker-dealer affiliate, Knight Execution & Clearing Services LLC, which will thereafter be renamed Knight Capital Americas LLC. This surviving and renamed entity will then become the successor to Knight as agent under its sales agreement with us.

We, our officers and directors and certain stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our Class A common stock or other securities convertible into or exchangeable or exercisable for our Class A common stock or derivatives of our Class A common stock owned by these persons prior to this offering or common shares issuable upon exercise of options held by these persons for a period of 90 days after the date of the sales agreements (except for (a) gifts, (b) dispositions to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, and (c) Class A common stock issuable under the back stop agreement, provided however, that the recipient in each case agrees to be bound by such restrictions) without the prior written consent of the Sales Agents. This consent may be given at any time without public notice, except as required by applicable FINRA guidelines. There are no agreements between the Agents and any of our shareholders releasing them from these lock-up agreements prior to the expiration of the 90-day period.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing, by the Agents.

Other Relationships

Deutsche Bank Securities, Knight and their affiliates may have provided in the past and may in the future provide, various investment banking, commercial banking and other financial services to us for which they have received and may continue to receive customary fees and commissions. An affiliate of Deutsche Bank Securities acted as arranger for and is a lender under our Nordea facility.

EXPENSES

The following are estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of which this prospectus supplement forms a part, all of which will be paid by us.

SEC Registration Fee	$2,246	*
FINRA Filing Fee	$3,171	*
Blue Sky Fees And Expenses	$10,000
Legal Fees And Expenses	$400,000
NYSE Supplemental Listing Fee	$10,000
Accounting Fees And Expenses	$100,000
Transfer Agent Fees	$5,000
Miscellaneous	$69,583
Total	$600,000

*  Previously paid.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement with respect to Liberian law and certain other legal matters relating to United States, Liberian and Marshall Islands law will be passed upon for us by Seward & Kissel LLP, New York, New York. The Agents are being represented by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The consolidated financial statements of Excel Maritime Carriers Ltd. appearing in Excel Maritime Carriers Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2011 and the effectiveness of Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. The accompanying prospectus dated May 7, 2012 supersedes entirely the prospectus included in the Registration Statement when it became effective.  For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits, together with the accompanying prospectus dated May 7, 2012. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC's website on the Internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available, for the first and third quarters of our fiscal year, a quarterly earnings release with summary unaudited financial information and for the second quarter of our fiscal year, a quarterly report containing our unaudited interim financial information for the first two quarters of the fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with, or furnish to it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC before all of the securities offered by this prospectus are sold will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this document. Please see the section of the accompanying prospectus entitled "Where You Can Find Additional Information" for a list of the documents that we have filed with, or furnished to, the SEC and that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Our annual report on form 20-F for the year ended December 31, 2011 filed with the SEC on March 30, 2012;

•	Our current report on Form 6-K filed with the SEC on April 3, 2012;

•	Our current report on Form 6-K filed with the SEC on May 7, 2012 containing our unaudited financial information for the three month period ended March 31, 2012.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and reports on Form 6-K that we furnish to the SEC after the date of this prospectus supplement that state they are incorporated by reference into this prospectus supplement until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or prospectus supplement.

We will provide without charge to each person to whom this prospectus is delivered a copy of any or all of the foregoing documents, and any other documents that are incorporated herein by reference (other than exhibits, unless those exhibits are specifically incorporated by reference into those documents) upon written or oral request. Requests for those documents should be directed to our principal executive office at the following address:

17th km National Road Athens
Lamia & Finikos Street
Nea Kifsia, Greece
Tel: 011-30-210-620-9520

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or any accompanying prospectus is accurate as of any date other than the date on the front of each document. The information contained in our website is not part of this prospectus.